Exhibit 12

CHURCH & DWIGHT CO., INC. AND SUBSIDIARIES

Exhibit 12 - Ratio of Earning to Fixed Charges

(In thousands)

	Years ended December 31
	2009	2008	2007	2006	2005
Interest expense and amortization of debt expense and premium	$35,568	$46,945	$58,892	$54,028	$44,098
Capitalized interest	2,389	729	764	617	461
Interest in rent expense	6,772	7,337	5,681	4,155	4,059

Total fixed charges	$44,729	$55,011	$65,337	$58,800	$48,618

Income before income taxes	$392,236	$308,260	$264,931	$213,094	$174,883

Plus:
Fixed Charges	44,729	55,011	65,337	58,800	48,618
Amortization of capitalized interest	562	438	398	377	358
Distributed income from equity investment	9,296	11,019	7,074	6,668	5,528

Less:
Capitalized interest	(2,389)	(729)	(764)	(617)	(461)
Equity in earnings from affiliates	(12,050)	(11,334)	(8,236)	(7,135)	(4,790)
Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	12	(8)	(6)	4	91

Earnings as adjusted	$432,396	$362,657	$328,734	$271,191	$224,227

Ratio of earnings to fixed charges	9.7	6.6	5.0	4.6	4.6